UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 10 December 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

429 M

Board of Directors

Mr Ian Phillips MNZM

Interim Chairman

Mr Iain Ross

Director

Acting CEO

Mr Steve Coffey

Non-Executive Director

Mr John O’Connor

Non-Executive Director

Prof Peter Gunning

Non-Executive Director

Mr Bryce Carmine

Non-Executive Director

MARKET RELEASE

9 December 2015

NOVOGEN APPOINTS DR JAMES GARNER AS

CHIEF EXECUTIVE OFFICER

Sydney, 10 December 2015 – US-Australian drug discovery company, Novogen Limited (ASX:NRT; NASDAQ:NVGN) today announced the appointment of Dr James Garner as Chief Executive Officer. Dr Garner will take up the role on 1 February 2016, at which time he will be appointed to the Board of Directors of Novogen.

Dr Garner, 42, brings broad experience in drug development and commercialisation, acquired through regional and global roles in the biotech and pharmaceutical sector. His previous responsibilities have included leading non-clinical safety and efficacy, phase I-IV clinical trials, product registration, reimbursement, medical marketing and business development.

Dr Garner is currently Head of the Unit Development Office, AP R&D with Sanofi and is based in Singapore. He will relocate to Sydney in the New Year.

After qualifying in medicine at Imperial College in London, Dr Garner spent several years as a practicing clinician in the UK and Australia before joining Bain & Company, a global management consulting company in 2002. He subsequently worked with Biogen and Progen Pharmaceuticals in Australia and with Quintiles, an international clinical research organisation in Singapore.

In 2009, he was appointed Regional Vice President for Takeda Pharmaceutical Company with overall responsibility for all clinical development activities and registration of new chemical entities in the Asian region (excluding Japan), and served as General Manager of the company’s regional R&D Hub in Singapore. In mid-2013, Dr Garner took up his current role at Sanofi.

Aside from his medical qualifications, Dr Garner holds a BSc (with First Class Honours) from University College London, an MA in Philosophy and an MBA from the University of Queensland, and a postgraduate qualification in Applied Finance & Investment from the Financial Services Institute of Australasia. In 2008, he was named a ‘Young Executive of the Year’ by the Australian Financial Review’s BOSS Magazine.

In announcing the appointment, Novogen’s Interim Chairman, Ian Phillips welcomed Dr Garner to the Company.

“James is joining Novogen at an exciting time and he brings a wealth of relevant experience from the international pharmaceutical and biotech sector. I am confident as CEO, he will lead us through the next stage of the Company’s development and achieve both our short and long term goals,” Mr Phillips said.

“Also I would like to take this opportunity to thank Iain Ross for the significant contribution he has made over the past 5 months as Acting CEO by ensuring that the Company is well-placed to progress our lead candidates through to the clinic in 2016/17. Mr Ross has led the initiative to identify and successfully recruit James Garner as our new CEO.”

[ENDS]

Biographical Summary of Dr Garner

James Garner, MA, MBA, MBBS, BSc (Hons)

Age: 42

Citizenship: UK & Australia

Academic Qualifications

2006	Master of Business Administration – University of Queensland

2001	Master of Arts (Philosophy) – University of Queensland

1997	Bachelor of Medicine & Bachelor of Surgery – Imperial College

1994	Bachelor of Sciences (First Class Honours) - University College London

Registered Medical Practitioner with the General Medical Council of Great Britain

Professional Career

2013 –	Head, Unit Development Office, Asia R&D with Sanofi (Singapore)

2009 – 2013	Vice President & General Manager, Takeda Pharmaceutical Company (Singapore)

2009	Regional Medical Officer with Quintiles (Singapore)

2007 – 2008	Vice President, Clinical & Medical Affairs with Progen Pharmaceuticals (Brisbane)

2004 – 2006	Medical Manager with Biogen (Sydney)

2002 – 2003	Corporate strategy consultant with Bain & Company (Sydney)

1997 – 1999	Hospital physician

Summary of Key Terms of the Executive Employment Agreement Between Novogen And Dr Garner

Position and Commencement Date

The Company appoints Dr Garner as CEO starting on 1 February 2016. On commencement, he will be appointed to the Board of Directors of Novogen and other group companies (which may also include committees to the Board).

Remuneration

(a)	Base salary: A$400,000 per annum (not including superannuation).

(b)	Performance bonus: each year Dr Garner may receive a performance bonus valued at up to 30% of his Base Salary (given at the discretion of the Board, and measured against the key performance indicators in place for the relevant year).

(c)	Subject to any necessary approvals, Dr Garner will be entitled to participate in the Novogen Executive Share Option Plan (ESOP) in accordance with the rules of the scheme, corporate laws and relevant listing/stock exchange rules. Under the ESOP, Dr Garner will be granted options over 7.5 million shares which will vest in tranches over 4 years. The exercise prices are calculated by adding a 45% to 90% premium to the 30 day Volume Weighted Average Price (VWAP) to the close of business on 11 December 2015.

Termination

The employment agreement may be terminated by either Novogen or Dr Garner by providing 6 months’ notice. Novogen may elect for the termination to take effect earlier by making a payment in lieu of notice or may direct Dr Garner to take leave in that period. Dr Garner’s employment may also be terminated in instances of serious misconduct, if he fails to carry out his duties or is incapacitated for an extended period.

Restrictive Covenants

In Australia and New Zealand for a period of up to 12 months after his employment ends, Dr Garner will be restrained from:

•	being engaged by a competitor to Novogen’s business; and

•	soliciting Novogen business or employees away from Novogen.

About Novogen Limited

Novogen is a public, Australian-US drug development company whose shares trade on both The Australian Securities Exchange (NRT) and NASDAQ (NVGN). The Novogen Group includes US-based, CanTx Inc., a joint venture company with Yale University. Novogen has two drug technology platforms [the superbenzopyrans (SBPs) and anti-tropomyosins (ATMs)] yielding drug candidates that are first-in-class with potential application across a range of oncology indications. Given the encouraging data from in vitro and in vivo preclinical proof-of-concept studies in the field of oncology, the Company’s immediate focus is to undertake the respective toxicology programs. The target indication for Cantrixil is ovarian cancer, and Diffuse Intrinsic Pontine Glioma (DIPG) for Trilexium. While the initial target pediatric indication for Anisina has been identified as neuroblastoma, Novogen is yet to identify the adult indication and is intending to open an all-comers Phase 1 trial initially based on its preclinical studies. For more information, please visit www.novogen.com

Media Enquiries:

Kym Robins

Marketing and Communications Director, Novogen Group

E: Kym.Robins@novogen.com / Ph: +61 (0) 2 9472 4109

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “appear,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “should,” “would,” “may,” “target,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, Cantrixil, Anisina, Trilexium, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, Cantrixil, Anisina, Trilexium, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, Cantrixil, Anisina, Trilexium, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to Cantrixil, Anisina, Trilexium, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results